April 23, 2007
VIA EDGAR TRANSMISSION AND FACSIMILE
Jeffrey Riedler, Esq.
Assistant Director
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orexigen Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-139496
Dear Mr. Riedler:
          Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Orexigen Therapeutics, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 3:00 P.M. Eastern Time on Wednesday, April 25, 2007, or as soon as practicable thereafter.
          The undersigned, on behalf of the Company, acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request.
          Thank you for your assistance and cooperation in this matter.

Very truly yours, Orexigen Therapeutics, Inc.
By:	/s/ Gary D. Tollefson
Gary D. Tollefson, M.D., Ph.D.
President and Chief Executive Officer

cc:	Michael Reedich, Esq., Office of Healthcare and Insurance Cheston J. Larson, Esq., Latham & Watkins LLP Matthew T. Bush, Esq., Latham & Watkins LLP